# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GAUZY LTD, CIK 0001781446
CUSIP: M4757U106
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 14 Hathiya Street, Tel Aviv, Israel (L3), 6816914
Date of event which requires filing of this statement: 10/15/2026
Filed by CIK 0001833124
Persons authorized to receive notices and communications: Alexandre Weinstein, Burgenstock 30, Obburgen, Switzerland (V8), CH 6363, 1-212-613-2091; Peter G. Flagel, Esq., FBT Gibbons, New York, New York (NY), 10119, 1 212.613.2091; Stephen M. Leitzell, Esq., Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, Pennsylvania (PA), 19104, 215-994-4000

## Reporting persons
- Manieu Alexandre Weinstein (CIK 0001833124): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); member of a group; source of funds: personal funds (PF); sole voting power 1,823,782; shared voting power 0; sole dispositive power 1,823,782; shared dispositive power 0; aggregate amount beneficially owned 2,383,279 (50% of the class); the aggregate amount excludes certain shares
  Comment: 1. Consisting of newly acquired 1,702,342 Ordinary Shares and 121,440 previously owned Ordinary Shares.
  2. Based on 4,766,558 Ordinary Shares outstanding -- see Item 5.
- Kukac LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 698,472; shared voting power 0; sole dispositive power 698,472; shared dispositive power 0; aggregate amount beneficially owned 2,383,279 (50% of the class); the aggregate amount excludes certain shares
  Comment: 3. Consisting of newly acquired 680,937 Ordinary Shares and 17,535 previously owned Ordinary Shares.
  4. Based on 4,766,558 Ordinary Shares outstanding -- see Item 5.
- Eyal Peso: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 61,792; shared voting power 0; sole dispositive power 61,792; shared dispositive power 0; aggregate amount beneficially owned 2,383,279 (50% of the class); the aggregate amount excludes certain shares
  Comment: 5. Consisting of 61,792 previously owned Ordinary Shares.
  6. Based on 4,766,558 Ordinary Shares outstanding -- see Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: GAUZY LTD
Address of issuer's principal executive offices: 14 Hathiya Street, Tel Aviv, Israel (L3), 6816914

## Item 2. Identity and Background
Name of person filing:
(i) Alexandre Weinstein, a resident of Switzerland, acting through his wholly owned company Chutzpah Holdings LP ("Chutzpah"), a limited partnership organized under the laws of the Province of Ontario, Canada. Mr. Weinstein's address is Burgenstock 30, 6363 Obburgen, Switzerland. The address of Chutzpah's principal business and principal office is 337 Winston Road, Oakville, Ontario L6L 4W6, Canada. Mr. Weinstein's and Chutzpah's principal business is the investment and holding of securities and other assets. Mr. Weinstein is the 100% beneficial owner and controlling person of Chutzpah.

(ii) Kukac LLC ("Kukac") is a limited liability company organized under the laws of the State of Delaware. The address of the principal place of business of Kukac is 9060 Cheyenne Ave, Las Vegas, NV 89129. The principal business of the Kukac is to make private investments.

(iii) Eyal Peso ("Mr. Peso"), an individual. Mr. Peso's principal occupation is serving as Chief Executive Officer of the Issuer, and his business address is c/o Gauzy Ltd, 14 Hathiya Street, Tel Aviv 6816914, Israel. Mr. Peso is a citizen of Israel.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 4, 2026, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

By virtue of the agreements among the Reporting Persons described in Items 4 and 6 below, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. The Issuer, in its Report on Form 6-K furnished to the Commission on October 16, 2026, described the Purchasers as a group of accredited investors led by Mr. Peso. Notwithstanding the foregoing, Section 5.21 of the Purchase Agreement (as defined below) provides that the obligations of the Purchasers thereunder are several and not joint and that nothing therein creates a presumption that the Purchasers are acting in concert or as a group.
Residence or business address:
(i) Alexandre Weinstein, a resident of Switzerland, acting through his wholly owned company Chutzpah Holdings LP ("Chutzpah"), a limited partnership organized under the laws of the Province of Ontario, Canada. Mr. Weinstein's address is Burgenstock 30, 6363 Obburgen, Switzerland. The address of Chutzpah's principal business and principal office is 337 Winston Road, Oakville, Ontario L6L 4W6, Canada. Mr. Weinstein's and Chutzpah's principal business is the investment and holding of securities and other assets. Mr. Weinstein is the 100% beneficial owner and controlling person of Chutzpah.

(ii) Kukac LLC ("Kukac") is a limited liability company organized under the laws of the State of Delaware. The address of the principal place of business of Kukac is 9060 Cheyenne Ave, Las Vegas, NV 89129. The principal business of the Kukac is to make private investments.

(iii) Eyal Peso ("Mr. Peso"), an individual. Mr. Peso's principal occupation is serving as Chief Executive Officer of the Issuer, and his business address is c/o Gauzy Ltd, 14 Hathiya Street, Tel Aviv 6816914, Israel. Mr. Peso is a citizen of Israel.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 4, 2026, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

By virtue of the agreements among the Reporting Persons described in Items 4 and 6 below, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. The Issuer, in its Report on Form 6-K furnished to the Commission on October 16, 2026, described the Purchasers as a group of accredited investors led by Mr. Peso. Notwithstanding the foregoing, Section 5.21 of the Purchase Agreement (as defined below) provides that the obligations of the Purchasers thereunder are several and not joint and that nothing therein creates a presumption that the Purchasers are acting in concert or as a group.
Present principal occupation or employment:
(i) Alexandre Weinstein, a resident of Switzerland, acting through his wholly owned company Chutzpah Holdings LP ("Chutzpah"), a limited partnership organized under the laws of the Province of Ontario, Canada. Mr. Weinstein's address is Burgenstock 30, 6363 Obburgen, Switzerland. The address of Chutzpah's principal business and principal office is 337 Winston Road, Oakville, Ontario L6L 4W6, Canada. Mr. Weinstein's and Chutzpah's principal business is the investment and holding of securities and other assets. Mr. Weinstein is the 100% beneficial owner and controlling person of Chutzpah.

(ii) Kukac LLC ("Kukac") is a limited liability company organized under the laws of the State of Delaware. The address of the principal place of business of Kukac is 9060 Cheyenne Ave, Las Vegas, NV 89129. The principal business of the Kukac is to make private investments.

(iii) Eyal Peso ("Mr. Peso"), an individual. Mr. Peso's principal occupation is serving as Chief Executive Officer of the Issuer, and his business address is c/o Gauzy Ltd, 14 Hathiya Street, Tel Aviv 6816914, Israel. Mr. Peso is a citizen of Israel.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 4, 2026, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

By virtue of the agreements among the Reporting Persons described in Items 4 and 6 below, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. The Issuer, in its Report on Form 6-K furnished to the Commission on October 16, 2026, described the Purchasers as a group of accredited investors led by Mr. Peso. Notwithstanding the foregoing, Section 5.21 of the Purchase Agreement (as defined below) provides that the obligations of the Purchasers thereunder are several and not joint and that nothing therein creates a presumption that the Purchasers are acting in concert or as a group.
Criminal convictions in the last five years: During the last five years, no Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(i) Alexandre Weinstein, a Swiss resident, acting through his wholly owned Chutzpah Holdings LP ("Chutzpah"), an Ontario, Canada limited partnership. Mr. Weinstein's address is Burgenstock 30, 6363 Obburgen, Switzerland. Chutzpah's principal office is 337 Winston Road, Oakville, Ontario L6L 4W6, Canada. Mr. Weinstein's and Chutzpah's principal business is investing in and holding securities and other assets. Mr. Weinstein is the 100% beneficial owner and controlling person of Chutzpah.

(ii) Kukac LLC ("Kukac"), a Delaware limited liability company, whose principal place of business is 9060 Cheyenne Ave, Las Vegas, NV 89129, and whose principal business is private investments.

(iii) Eyal Peso ("Mr. Peso"), a citizen of Israel, whose principal occupation is Chief Executive Officer of the Issuer, with a business address of c/o Gauzy Ltd, 14 Hathiya Street, Tel Aviv 6816914, Israel.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 4, 2026, filed as Exhibit 99.1 hereto, to file this Schedule 13D jointly under Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

By virtue of the agreements described in Items 4 and 6, the Reporting Persons may be deemed a "group" under Section 13(d)(3) of the Exchange Act and Rule 13d-5(b). The Issuer's Form 6-K furnished October 16, 2026 described the Purchasers as a group of accredited investors led by Mr. Peso. Notwithstanding the foregoing, Section 5.21 of the Purchase Agreement (as defined below) provides that the Purchasers' obligations are several and not joint and creates no presumption that they are acting in concert or as a group.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Issuer and each purchaser identified on the signature pages thereto (each, a "Purchaser"), including Chutzpah, Kukac and Mr. Peso, are parties to a Securities Purchase Agreement, dated as of October 12, 2026 (the "Purchase Agreement"), providing for a private placement of Ordinary Shares (the "PIPE"). Under the Purchase Agreement, the Issuer agreed to issue and sell an aggregate of 2,383,279 Ordinary Shares to the Purchasers at a purchase price of $2.9371 per share (the "Per Share Purchase Price"), for aggregate gross proceeds of $7,000,000, in accordance with the terms of the Court-approved Settlement (as defined below).

The PIPE was undertaken to ensure that the Issuer's comprehensive debt settlement (the "Settlement") is fully financed. The Settlement was made under Israel's Insolvency and Economic Rehabilitation Law, 5758-2018, received final approval from the Tel Aviv-Jaffa District Court effective September 8, 2026 in Insolvency Proceeding No. 51175-03-26, and, as reported by the Issuer, resolves approximately $61 million of the Issuer's pre-petition liabilities.

In accordance with the terms of the PIPE and the Settlement, a total of 3,336,590 Ordinary Shares are issuable, of which 2,383,279 Ordinary Shares are issuable to the Purchasers (constituting 50% of the outstanding Ordinary Shares following the Closing) and 953,311 Ordinary Shares (constituting 20% of the outstanding Ordinary Shares following the Closing) are issuable to the trustees appointed under the Settlement, Adv. Ehud Gindes and Adv. (CPA) Simion Keidar (the "Settlement Trustees"). The closing of the PIPE (the "Closing") occurred on October 15, 2026 (the "Closing Date"). In connection with the PIPE, the Issuer's board of directors approved an increase of the Issuer's authorized share capital to 5,000,000 Ordinary Shares and a corresponding amendment to the Issuer's Articles of Association. The previous shareholders of the Issuer retained 30% (or 1,429,968 Ordinary Shares) of the Issuer's outstanding Ordinary Shares.

Chutzpah.

Chutzpah's Subscription Amount under the Purchase Agreement is $5,000,000, for which Chutzpah acquired 1,702,342 Ordinary Shares at the Per Share Purchase Price. Chutzpah funded its Subscription Amount through the forfeiture of a $5,000,000 letter of credit issued by JPMorgan Chase Bank, N.A. in favor of Bank Mizrahi-Tefahot Ltd. ("Mizrahi"), which letter of credit was backed by a $5,000,000 cash deposit maintained by Chutzpah with JPMorgan Chase Bank, N.A. Mizrahi and Chutzpah agreed that the proceeds of the forfeited letter of credit would be wired to the Issuer's account at Mizrahi and applied to the purchase price payable by Chutzpah. The source of the funds underlying the deposit were Mr. Weinstein's personal funds. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Ordinary Shares, except as described above.

Kukac.

Kukac's Subscription Amount under the Purchase Agreement is $2,000,000, for which Kukac is entitled to receive 680,937 Ordinary Shares at the Per Share Purchase Price. Of that amount, (i) $112,000 was credited to Kukac in respect of EUR 100,000 pre-funded by Kukac in August 2026, and (ii) $250,000 was paid directly to the Issuer, collectively for the issuance of 123,500 Ordinary Shares. A Conditional Amount of $1,638,000 was paid to, and is held by, the Settlement Trustees, and the corresponding 557,437 Ordinary Shares are held by the Settlement Trustees for Kukac's account, pending approval by the Commercial Court of Lyon, France of the Continuation Plan of Safety Tech SAS on or before November 13, 2026 (the "French Approval Deadline"). If such approval is not obtained by the French Approval Deadline, the Conditional Amount is to be refunded to Kukac and the corresponding Ordinary Shares are to be cancelled. The source of Kukac's funds was working capital.

Mr. Peso.

Mr. Peso is a signatory Purchaser under the Purchase Agreement without a Subscription Amount, and accordingly did not acquire Ordinary Shares in the PIPE. Mr. Peso's reporting obligation arises from his status as a member of a group with Mr. Weinstein (through Chutzpah) and Kukac by reason of the agreements among the Reporting Persons described in Items 4 and 6 and, to the extent applicable, from his existing holdings of Ordinary Shares and equity awards described in Item 5. Mr. Peso's existing holdings were issued to him in consideration of his services as executive of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes and to finance the Settlement and the Issuer's resulting financial rehabilitation.

Pursuant to Section 4.14 of the Purchase Agreement, and as further agreed among Mr. Peso, Chutzpah and Kukac, the Reporting Persons have agreed to form a special purpose vehicle (the "SPV"), to be organized as an Israeli limited partnership whose limited partners are the Reporting Persons and whose general partner is to be owned by Chutzpah and Kukac, as soon as possible following the Closing, with the objective of formation by the French Approval Deadline. Mr. Peso has agreed to designate the SPV, for purposes of the Settlement, as the entity holding the equity investment in the Issuer contemplated by the Settlement. Promptly following formation of the SPV, each Reporting Person that holds Ordinary Shares has agreed to novate its rights and obligations under the Purchase Agreement to the SPV and to transfer to the SPV all Ordinary Shares issued to it under the Purchase Agreement.

The Purchase Agreement further provides, among other things, that (i) under Section 4.12, the Issuer will file a registration statement covering the resale of the Ordinary Shares issued in the PIPE within 60 days after the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and will keep it effective until all such Ordinary Shares may be sold under Rule 144 without regard to volume limitations; (ii) under Section 4.15, the Issuer will comply with its Exchange Act reporting obligations and maintain the listing of the Ordinary Shares on the Nasdaq Stock Market by November 11, 2026; (iii) under Section 4.13, the Issuer will provide notice to the Israel Innovation Authority of any change in control; and (iv) under Section 4.10, the Issuer's executive officers and directors have executed customary Lock-Up Agreements.

Mr. Peso serves as Chief Executive Officer of the Issuer and in that capacity may participate in the formulation and implementation of the Issuer's business plans, capital structure and management. The Reporting Persons are entitled to seek representation on the Issuer's board of directors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, depending on various factors, including the Issuer's financial position and strategic direction, the outcome of the French Rehabilitation Procedures, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions, take such actions with respect to their investment as they deem appropriate, including acquiring additional Ordinary Shares or other securities of the Issuer, disposing of Ordinary Shares, engaging in communications with management and the board of directors of the Issuer, other shareholders and third parties, and formulating plans or proposals regarding the Issuer or its securities.

Except as set forth in this Schedule 13D, the Purchase Agreement and the other agreements and arrangements described herein, no Reporting Person has any present plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person reserves the right to change its plans or intentions at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth on the cover pages of this Schedule 13D is incorporated herein by reference. All percentages set forth below are based on 4,766,558 Ordinary Shares outstanding as of the date hereof, after giving effect to the issuance of 2,383,279 Ordinary Shares to the Purchasers and 953,311 Ordinary Shares to the Settlement Trustees, as reported by the Issuer. The Issuer has reported in its Form 6-K that, following the PIPE, the Purchasers will hold 50% of the Issuer's issued and outstanding share capital on a fully diluted basis.

Chutzpah / Mr. Weinstein: 1,702,342 Ordinary Shares held by Chutzpah, representing approximately 35.7% of the outstanding Ordinary Shares, and, together with the 121,440 previously owned Ordinary Shares, 1,823,782 Ordinary Shares beneficially owned by Mr. Weinstein, representing approximately 38.3% of the outstanding Ordinary Shares. Chutzpah and Mr. Weinstein have sole voting power and sole dispositive power with respect to such Ordinary Shares.

Kukac: 698,472 Ordinary Shares, representing approximately 14.65% of the outstanding Ordinary Shares, consisting of 17,535 previously owned Ordinary Shares, 123,500 Ordinary Shares issued to Kukac at the Closing and 557,437 Ordinary Shares corresponding to the Conditional Amount held by the Settlement Trustees for Kukac's account pending satisfaction of the French Approval Deadline condition.

Mr. Peso: 61,792 Ordinary Shares, representing approximately 1.3 % of the outstanding Ordinary Shares.

By reason of the agreements among the Reporting Persons described in Item 4, the Reporting Persons may be deemed to constitute a group within the meaning of Rule 13d-5(b)(1) under the Exchange Act and, as a group, may be deemed to beneficially own an aggregate of 2,383,279 Ordinary Shares, representing 50% of the outstanding Ordinary Shares. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by each other Reporting Person, except to the extent of such Reporting Person's pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that any Reporting Person is the beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth on the cover pages of this Schedule 13D is incorporated herein by reference. All percentages set forth below are based on 4,766,558 Ordinary Shares outstanding as of the date hereof, after giving effect to the issuance of 2,383,279 Ordinary Shares to the Purchasers and 953,311 Ordinary Shares to the Settlement Trustees, as reported by the Issuer. The Issuer has reported in its Form 6-K that, following the PIPE, the Purchasers will hold 50% of the Issuer's issued and outstanding share capital on a fully diluted basis.

Chutzpah / Mr. Weinstein: 1,702,342 Ordinary Shares held by Chutzpah, representing approximately 35.7% of the outstanding Ordinary Shares, and, together with the 121,440 previously owned Ordinary Shares, 1,823,782 Ordinary Shares beneficially owned by Mr. Weinstein, representing approximately 38.3% of the outstanding Ordinary Shares. Chutzpah and Mr. Weinstein have sole voting power and sole dispositive power with respect to such Ordinary Shares.

Kukac: 698,472 Ordinary Shares, representing approximately 14.65% of the outstanding Ordinary Shares, consisting of 17,535 previously owned Ordinary Shares, 123,500 Ordinary Shares issued to Kukac at the Closing and 557,437 Ordinary Shares corresponding to the Conditional Amount held by the Settlement Trustees for Kukac's account pending satisfaction of the French Approval Deadline condition.

Mr. Peso: 61,792 Ordinary Shares, representing approximately 1.3 % of the outstanding Ordinary Shares.

By reason of the agreements among the Reporting Persons described in Item 4, the Reporting Persons may be deemed to constitute a group within the meaning of Rule 13d-5(b)(1) under the Exchange Act and, as a group, may be deemed to beneficially own an aggregate of 2,383,279 Ordinary Shares, representing 50% of the outstanding Ordinary Shares. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by each other Reporting Person, except to the extent of such Reporting Person's pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that any Reporting Person is the beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose.
Transactions in the class effected during the past sixty days: Except as described in Item 3 and Item 4 of this Schedule 13D, no Reporting Person has effected any transaction in the Ordinary Shares during the 60 days preceding October 15, 2026.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Purchase Agreement.

The Purchase Agreement contains customary representations, warranties and covenants of the Issuer and the Purchasers, including the covenants described in Item 4 regarding SPV formation and novation (Section 4.14), resale registration (Section 4.12), Exchange Act compliance and Nasdaq listing (Section 4.15), notice to the Israel Innovation Authority (Section 4.13), and Lock-Up Agreements from the Issuer's executive officers and directors (Section 4.10). The Issuer has also agreed to indemnify the Purchasers and certain related parties against losses arising from any inaccuracy in the Issuer's representations or warranties and certain shareholder actions, and to apply to list the Ordinary Shares issued in the PIPE on the Nasdaq Stock Market. Section 5.21 of the Purchase Agreement provides that the obligations of each Purchaser are several and not joint and that the Purchasers are not presumed to be acting as a group. Notwithstanding Section 5.21, the Reporting Persons are filing this Schedule 13D jointly as a group by reason of the agreements among them described in Item 4. The Purchase Agreement is governed by Israeli law. A copy of the Purchase Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Agreements Among the Reporting Persons.

Mr. Peso, Chutzpah and Kukac have agreed to form the SPV as soon as possible following the Closing, with the objective of formation by the French Approval Deadline; that Mr. Peso will designate the SPV as the equity investor under the Settlement; that each Purchaser will novate its rights and obligations under the Purchase Agreement to the SPV and transfer its Ordinary Shares issued under the Purchase Agreement to the SPV; and that Mr. Peso, together with any additional agreed members of the Issuer's management team, will be entitled to not less than 33.33% of all returns on Ordinary Shares held by the SPV, after the Purchasers have first received an aggregate return from the SPV of USD 7,000,000 and Mr. Peso has thereafter received USD 1,000,000.

Lock-Up Agreements.

Pursuant to Section 4.10 of the Purchase Agreement, the Issuer's executive officers and directors, including Mr. Peso, have executed Lock-Up Agreements in the form attached as Exhibit A to the Purchase Agreement, pursuant to which they will not offer, sell, contract to sell or otherwise dispose of Ordinary Shares and other securities beneficially owned for a period of 30 days commencing on the date of the Purchase Agreement, subject to customary exceptions. The Issuer may not amend, modify, waive or terminate any provision of the Lock-Up Agreements except to extend the lock-up period. The Lock-Up Agreements are governed by Israeli law. The form of Lock-Up Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Joint Filing Agreement.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Exchange Act, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The foregoing descriptions of the Purchase Agreement, the form of Lock-Up Agreement and the Joint Filing Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated as of November 4, 2026, by and among Alexandre Weinstein, Kukac LLC and Eyal Peso (filed herewith).

Exhibit 99.2 - Securities Purchase Agreement, dated as of October 12, 2026, between Gauzy Ltd and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 6-K furnished to the Commission on October 16, 2026).

Exhibit 99.3 - Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Report on Form 6-K furnished to the Commission on October 16, 2026).

## Signatures
- Manieu Alexandre Weinstein: /s/ Manieu Alexandre Weinstein, Manieu Alexandre Weinstein (11/06/2026)
- Kukac LLC: /s/ Christina Rodriguez, Christina Rodriguez/Director (11/06/2026)
- Eyal Peso: /s/ Eyal Peso, Eyal Peso (11/06/2026)